EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 6 to Registration Statement No. 333-147094 of our report dated October 31, 2007 (December 4, 2007 as to the first paragraph in Note 7 and December 31, 2007 as to the second paragraph in Note 7) relating to the financial statements of Trian Acquisition I Corp. (a corporation in the development stage) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Trian Acquisition I Corp.’s ability to continue as a going concern) appearing in the prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the headings “Selected Financial Data” and “Experts” in such prospectus.

/s/ Deloitte & Touche LLP
New York, New York
January 22, 2008